VIROPRO, INC.

4480 Cote de Liesse, Suite 355

Montreal Quebec Canada, H4N 2R1

Phone:  (514) 731-5552

Robert F. Burnett

Staff Accountant

United States Securities Exchange Commission

450 Fifth Street N.W.

Washington D.C. 20549-0308

April 1, 2005

Re:

Viropro, Inc, Form 8K filed January 28, 2005

File No. 333-06718

Mr. Burnett:

In response to the comment letter of March 30, 2005, and per phone discussion with you on April 1, 2005, we do not believe that an amendment to this filing is required since Item 1 of your letter is covered by Exhibit 16.2 of our 8-K Filing of January 26, 2005.

Items 2 and 3 of the comment letter are noted.

Please feel free to contact our offices at the above number if we can be of further assistance.

Sincerely,

/s/ Richard Lee

Richard Lee

Sole Director and Officer

Viropro, Inc.